Exhibit 99.1

FOR IMMEDIATE RELEASE	Wednesday, July 8, 2015

Celestica Names Robert Mionis President and Chief Executive Officer

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, today announced that its Board of Directors has appointed Robert “Rob” Mionis as President and Chief Executive Officer and member of the Board, effective August 1.  Craig Muhlhauser, who announced his intention to retire from the company in October 2014, will remain with Celestica as an Advisor to the Board until December 31, 2015.

Rob joins Celestica with over 25 years of senior leadership experience across a variety of industries, including the aerospace, industrial and semiconductor markets.  Most recently, Rob was an Operating Partner at Pamplona Capital Management, a leading global private equity firm focused on companies across a wide variety of industries, including the industrial, aerospace, healthcare and automotive segments.

Prior to Pamplona, Rob spent over six years as the President and CEO of StandardAero, one of the world’s largest independent global aerospace maintenance, repair and overhaul companies, leading the company through a period of significant revenue and profitability growth. Before StandardAero, Rob held senior leadership roles at Honeywell, most recently as the head of the Integrated Supply Chain Organization for Honeywell Aeropsace, which at the time was an $11 billion division of Honeywell with over 90 manufacturing and services operations with close to 20,000 employees.  Prior to Honeywell, Rob held a variety of progressively senior leadership roles with General Electric (GE), AlliedSignal and Axcelis Technologies.

“We are delighted to have someone with Rob’s strategic and operational execution track record join the company as our next CEO,” said Bill Etherington, Chairman of Celestica. “He brings to his new role a wealth of experience and leadership success across a variety of industries, which will be critically important as Celestica continues to evolve as the innovation and execution leader that our customers are expecting.

“I want to thank Craig Muhlhauser for his exceptional vision and leadership over the past nine years as Celestica’s CEO.  He has positioned the company for a strong future, and we look forward to having him remain as an advisor to the Board until the end of the year.”

“Over the course of its 21-year history, Celestica has established itself as an innovative supply chain solutions leader with an exceptional reputation as a company that solves its customers’ most complex challenges,” said Rob Mionis. “I am excited about the opportunity to work with the senior leadership team and the 25,000 employees across the company, in leading Celestica through the next phase of its evolution, building on the company’s solid foundation of operational and financial strength.”

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About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome complex challenges.

Cautionary Note Regarding Forward-Looking Statements

Statements contained in this press release which are not historical facts are forward-looking statements. Such forward-looking statements are predictive in nature and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes to differ materially from the forward-looking statements themselves. Such forward-looking statements include, but are not limited to, statements regarding the intended duration of Mr. Muhlhauser’s ongoing role as an advisor to the Board of Directors, and may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, or similar expressions, or may employ such future or conditional verbs as “may”, “might”, “will”, “could”, “should”, or “would”, or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbour for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in applicable Canadian securities laws. Forward-looking statements are not guarantees of future actions, events or outcomes. You should understand that the risks, uncertainties and factors which are identified in our various public filings at www.sedar.com and www.sec.gov could affect our future actions, events and outcomes and could cause them to differ materially from those expressed in such forward-looking statements. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Except as specifically required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:
Celestica Global Communications	Celestica Investor Relations
416-448-2200	416-448-2211
media@celestica.com	clsir@celestica.com